SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), and (d) and AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 1)*

Rural/Metro Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

781748108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781748108 13G (Amendment No. 1)
1	Name of Reporting Person: Mittleman Brothers, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization New York, USA
Number of Shares	5	Sole Voting Power: 1,322,689
Beneficially Owned By	6	Shared Voting Power: 0
Each Reporting	7	Sole Dispositive Power: 1,322,689
Person With	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,322,689
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9): 5.31%
12	Type of Reporting Person: HC

Item 1(a).	Name of Issuer:

Rural/Metro Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

9221 East Via de Ventura
Scottsdale, Arizona 85258

Item 2(a).	Name of Person Filing:

Mittleman Brothers, LLC (“Mittleman Brothers”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business addresses of Mittleman Brothers are as follows:

575 Madison Avenue
10th Floor
New York, New York 10022

and

342 Woodbury Road
Cold Spring Harbor, New York 11724

Item 2(c).	Citizenship:

New York, USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

781748108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act 15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F),

(g)	☒	A parent holding company or control person, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,322,689

Mittleman Brothers beneficially owns 1,322,689 common shares of the issuer in the aggregate.

Mittleman Brothers is a holding company that owns 100% of Mittleman Investment Management LLC (“MIM”), a registered investment advisory firm that holds 1,220,689 of the shares acquired.  However, Mittleman Brothers has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of the 1,220,689 common shares of the issuer held by MIM.

Additionally, Mittleman Brothers owns 100% of Mittleman Fund Management LLC (“MFM”).  MFM is the general partner of Mittleman Master Fund L.P. (“Mittleman Master Fund”), a private investment partnership that holds 102,000 of the shares acquired.  However, Mittleman Brothers has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of the 102,000 common shares of the issuer held by Mittleman Master Fund.

(b)	Percent of class: 5.31%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  1,322,689

(ii)          Shared power to vote or to direct the vote:  0

(iii)         Sole power to dispose or to direct the disposition of:  1,322,689

(iv)         Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Mittleman Brothers is a holding company.  Its wholly-owned subsidiary, MIM, is a registered investment advisory firm.  MIM has acquired 1,220,689 common shares of the issuer.

MFM is also a wholly-owned subsidiary of Mittleman Brothers.  MFM is the general partner of a private investment partnership, Mittleman Master Fund, which owns 102,000 common shares of the issuer.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature appears on following page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
(Date)

/s/ Christopher P. Mittleman
(Signature)

Christopher P. Mittleman / Managing Partner
(Name and Title)